SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934


World Am Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98142E508
(CUSIP Number)

JOHN R SPRINGFIELD
PO Box 6793
Minneapolis MN 55406-0793
612-721-4316

(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2008
(Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 JOHN R SPRINGFIELD
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [ ]
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     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                    IN
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA
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NUMBER OF             (7)  SOLE VOTING POWER
                                                - 10,386,856 -
SHARES                 -----------------------------------------------------

BENEFICIALLY          (8)  SHARED VOTING POWER
                                                 -0-

OWNED BY               -----------------------------------------------------

EACH                  (9)  SOLE DISPOSITIVE POWER
                                                - 10,386,856 -
REPORTING              -----------------------------------------------------

PERSON WITH            (10) SHARED DISPOSITIVE POWER
                                                -0-

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     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON   10,386,856

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     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
              BY AMOUNT IN ROW (11)
                                                7.54%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                                                IN
-----------------------------------------------------------------------------



ITEM 1. Security and Issuer.

This statement relates to the Common Stock, $.0001 par value, of World Am, Inc. The principal executive offices of the Issuer are located at 4040 MacArthur Boulevard, Suite 240, Newport Beach, California 92660.

ITEM 2. Identity and Background.

This statement is being filed by John R. Springfield, a citizen of the USA and an individual investor whose address is PO Box 6793, Minneapolis MN 55406-0793. He is employed in the health field, and his invetments are private and involve no one except his brokerage firms (Fidelity and E*Trade). John R. Springfield has not during the last five years been (i) convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration
John Springfield  has used only personal funds to acquire shares of Common
Stock.


Item 4. Purpose of Transaction

John Springfield acquired the Common Stock for investment purposes. John Springfield will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales; or (iii) acquiring additional shares of common stock in the open market. John Springfield has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. John Springfield's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock and the Issuer's prospects.


Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, John Springfield is the beneficial owner of 10,386,856 shares of Common Stock, which represents approximately 7.54% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 137,670,000 shares of the Issuer's Common Stock outstanding as reported by the Issuer according to Yahoo.com, and following a 10:1 Reverse Split on September 12, 2008.

(b) As of November 17, 2008, John Springfield has sole power to vote or direct the vote and dispose or direct the disposition of 10,386,856 shares.


(c) Transactions in Common Stock during the past 60 days is shown below in Schedule A; all of the transactions in the Common Stock were effected by John Springfield in the open market.

Schedule A
Date of Transaction      Quantity Purchased(Sold)     Price Per Share$
11/07/2008            +5,000,000                          0.0004
10/30/2008            +1,723,286                          0.0006
10/23/2008            +1,150,000                          0.0010
10/08/2008            +1,000,000                          0.0012
10/07/2008            +1,000,000                          0.0010
09/17/2008              +400,000                          0.0030


(d) No person other than the John Springfield is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
John Springfield has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:
November 17, 2008

               By:  /s/ John R Springfield
                   -----------------------------------
                   Name: John R Springfield
                   Title: N/A